Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Income (loss) from continuing operations before taxes	$(25)	$1,874	$1,778	$1,075	$1,036
Sub-total of fixed charges	303	325	242	110	116

Sub-total of adjusted income	278	2,199	2,020	1,185	1,152
Interest on annuities and financial products	2,532	2,519	2,260	1,570	1,571

Adjusted income base	$2,810	$4,718	$4,280	$2,755	$2,723

Fixed Charges
Interest and debt expense (1)	$281	$284	$223	$89	$94
Interest expense related to uncertain tax positions	2	21	—	—	—
Portion of rent expense representing interest	20	20	19	21	22

Sub-total of fixed charges excluding interest on annuities and financial products	303	325	242	110	116
Interest on annuities and financial products	2,532	2,519	2,260	1,570	1,571

Total fixed charges	$2,835	$2,844	$2,502	$1,680	$1,687

Ratio of sub-total of adjusted income to sub-total of fixed charges excluding interest on annuities and financial products (2)	—	6.77	8.35	10.77	9.93
Ratio of adjusted income base to total fixed charges (2)	—	1.66	1.71	1.64	1.61

(1)	Interest and debt expense excludes $5 million related to the early retirement of debt in 2006.
(2)

The ratios of earnings to fixed charges for the year ended December 31, 2008, indicated less than one-to-one coverage and are therefore not presented. Additional earnings of $25 million would have been required for the year ended December 31, 2008, to achieve ratios of one-to-one coverage.